NYSe
AN ICE EXCHANGE

September 22, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Class A
Common Stock, par value $0.01 per share, of Bluerock Homes Trust, Inc. under the
Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com